CytoDyn, Inc.
                 227 E. Palace Ave., Suite M, Santa Fe, NM 87501
                               Santa Fe, NM 87501


                                November 2, 2006


VIA FACSIMILE (202-772-9217) AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Amy C. Bruckner


Re:      CytoDyn, Inc.
         File No. 000-49908
         Responses to SEC Staff comments made by letter dated October 10, 2006

Dear Ms. Bruckner:

         Set forth below are the responses of CytoDyn, Inc. (the "Company"), to the SEC Staff comments made by letter dated October 10, 2006 (the "Comment Letter"), in connection with the Company's Current Report on Form 8-K (File No. 000-49908), filed on October 6, 2006 (the "Form 8-K"). The Company's responses are keyed by numbered paragraphs to correspond to the comments made by the Staff in the Comment Letter. Each response is preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.

Item 4.01 Form 8-K filed October 6, 2006
----------------------------------------

1. Please revise your filing to state explicitly whether during your two most recent fiscal years ended May 31, 2006 and subsequent interim period through the date of resignation there were any disagreements with Cordovano and Honeck, LLP, as described in Item 304(a)(1)(iv)(A) of Regulation S-B. You should specify the "interim period" as the "interim period through October 3, 2006.

Response:         The Company informs the Staff that it has revised the Form 8-K
--------          to respond to the disclosure requirements of Item
                  304(a)(1)(A)(iv)(A) through the end of our two most recent fiscal years and the subsequent interim period. In addition, the Company incorporated the specific language requested by the Staff.

2. Please also revise your filing to state explicitly whether during your two most recent fiscal years ended May 31, 2006 and subsequent interim period through October 3, 2006 you consulted Pender Newkirk & Company, LLP with respect to any of the matters described in Item 304(a)(2) of Regulation S-B.

Responses to SEC Staff comments made by letter dated June 30, 2006 November 2, 2006
Page Two


Response:         The Company informs the Staff that it has revised the Form 8-K
--------          to respond to the disclosure requirements of Item 304(a)(2)
                  through the end of our two most recent fiscal years and the subsequent interim period.

         Please note that the belated filing of the amendment to the Form 8-K was due in part to extenuating circumstances. Corinne Allen, the Company's Vice President, went into pre-term labor several weeks ago and delivered her baby on Monday. Fortunately, but mother and baby are doing quite well.

         If you have any questions regarding the responses set forth herein or require additional information, please contact me at (505) 988-5520.


                                                Sincerely,

                                                /s/ Allen D. Allen
                                                --------------------------------
                                                Allen D. Allen
                                                President